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                               September 8, 2021

       Andrew Fox
       Chief Executive Officer
       Charge Enterprises, Inc.
       125 Park Avenue, 25th Floor
       New York, NY 10017

                                                        Re: Charge Enterprises,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed August 25,
2021
                                                            File No. 333-253073

       Dear Mr. Fox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

       Amendment No. 5 to Registration Statement on Form S-1 Filed August 25,
2021

       Risk Factors, page 14

   1. We note that your net income from investments was $4,261,328 for the six months ended
                                                        June 30, 2021. Please
revise to include any material risks associated with your Investment
                                                        Division, which may
include the speculative nature of your investments, your inability to receive a consistent
rate of return (if any) on your investments, and the possibility that you lose your entire
investment.
 Andrew Fox
FirstName LastNameAndrew     Fox
Charge Enterprises, Inc.
Comapany 8,
September NameCharge
             2021        Enterprises, Inc.
September
Page 2    8, 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Stephen Cohen, Esq.